Exhibit 99.4

At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment or postponement thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine. The undersigned hereby revokes any proxies previously given. Dated , 2024 (signature of shareholder) (name of shareholder – please print) All Proxies must be received by 10:00 a.m. (Mountain Time) on May 22, 2024. Instrument of Proxy for the Special Meeting of Shareholders This Instrument of Proxy is solicited on behalf of management of Enerplus Corporation ("Enerplus" or the "Corporation") in connection with the Special Meeting of Shareholders to be held at the offices of Blake, Cassels & Graydon LLP at Suite 3500, 855 – 2 Street S.W., Calgary, AB on May 24, 2024 at 10:00 a.m. (Mountain Time) and any adjournment(s) or postponement(s) thereof (the "Meeting"). The undersigned registered holder of Common Shares of the Corporation hereby appoints Ian C. Dundas, President and Chief Executive Officer of the Corporation, or, failing him, David A. McCoy, Vice President, General Counsel & Corporate Secretary of the Corporation, or instead of either of the foregoing, the person named below as proxy of the undersigned, with full powers of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were present at the Meeting with authority to vote at the said proxy's discretion, except as otherwise specified below. The Common Shares represented by this Instrument of Proxy will be voted as directed below or, if no direction is given, it will be voted in accordance with the recommendations of management. Voting recommendations are indicated by the bold text over the boxes below. To appoint someone to attend on your behalf print that name here, if this person is someone other than the individuals listed above. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Common Shares represented by this Instrument of Proxy in the following manner: Management of the Corporation recommends that you vote FOR the Arrangement Resolution. FOR AGAINST 1. Arrangement Resolution: To consider, and if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying management information circular and proxy statement of Enerplus dated April 23, 2024 (the “Information Circular”), approving an arrangement under Section 193 of the Business Corporations Act (Alberta) involving Enerplus, Chord Energy Corporation ("Chord"), Spark Acquisition ULC, a wholly owned subsidiary of Chord (“AcquireCo”), and the Shareholders, whereby, among other things, Chord will, through AcquireCo, acquire all of the issued and outstanding common shares of the Corporation, all as more particularly described in the Information Circular.

NOTES 1. Each shareholder has the right to appoint a proxy, other than the persons designated above, who need not be a shareholder, to attend and act and vote for him or her and on his or her behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided. The person appointed proxy must be present at the Meeting to vote. 2. If the shareholder is a corporation, its corporate seal must be affixed or this Instrument of Proxy must be signed by an officer or attorney thereof duly authorized. 3. This Instrument of Proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this Instrument of Proxy is undated, it will be deemed to be dated the date on which it was received by or on behalf of the Corporation. 4. Persons signing this Instrument of Proxy as executors, administrators, trustees, etc. should so indicate and give their full title as such. 5. The securities represented by this proxy will be voted as directed by the shareholder, however, if no voting instructions are indicated above, this proxy will be voted as recommended by Management. 6. In order to be valid, and acted upon or voted, this Instrument of Proxy must be received by TSX Trust Company by 10:00 a.m. (Mountain Time) on May 22, 2024 or not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta or Toronto, Ontario) prior to the time of any adjournment(s) or postponement(s) of the Meeting (the "Proxy Deadline") 7. If you appoint a proxy holder and submit your voting instructions and subsequently wish to change your appointment or voting instructions you may resubmit your proxy, any time up to the Proxy Deadline. When resubmitting a proxy, the latest proxy will be recognized as the only valid one, and all previous proxies submitted will be disregarded and considered as revoked, provided that your latest proxy is submitted any time up to the Proxy Deadline. 8. This Instrument of Proxy should be read in conjunction with the accompanying documentation provided by Management. HOW TO VOTE All proxies must be received by 10:00 a.m. (MT) on May 22, 2024. INTERNET Go to www.meeting-vote.com Cast your vote online & view meeting documents To vote by internet you will need your 13-digit control number. If you vote by Internet, DO NOT return this Proxy. MAIL, FAX or EMAIL Complete and return your signed proxy in the envelope provided or send to: TSX Trust Company, Attn: Proxy Department P.O. Box 721 Agincourt, ON, M1S 0A1 You may alternatively fax your proxy (both sides) to 416-595-9593 or scan and email (both sides) to proxyvote@tmx.com